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VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Parsons Corporation
Draft Registration Statement on Form S-1

Ladies and Gentleman:

On behalf of our client, Parsons Corporation, a Delaware corporation (the “Company”), we are hereby submitting to the Securities and Exchange Commission (the “SEC”), on a confidential basis, for its review the Company’s draft Registration Statement on Form S-1 (the “Registration Statement”) relating to a proposed offering in the United States of the Company’s common stock (the “Offering”).

Pursuant to Section 71003 of the Fixing America’s Surface Transportation Act and based on guidance issued by the SEC in connection therewith, the Company is omitting from the Registration Statement consolidated financial statements for the year ended December 25, 2015 and the consolidated balance sheet as of December 30, 2016, as well as the unaudited consolidated financial statements as of and for the nine months ended September 29, 2017 and September 28, 2018, because they relate to historical periods that it believes will not be required to be included in the Registration Statement at the time of the Offering. The Company intends to amend this Registration Statement to include all financial information required by Regulation S-X at the date of such amendment before distributing a preliminary prospectus to investors.

In addition, the Company respectfully advises the staff of the Division of Corporate Finance (the “Staff”) that with respect to the Company’s acquisition of Polaris Alpha Holdings, LLC on May 21, 2018, the Company requested, and, on September 10, 2018, the Staff granted, a waiver from the requirement to include financial statements associated with this acquisition in the Registration Statement that would otherwise have been required under Regulation S-X.

February 11, 2019

* * *

Please do not hesitate to contact me, Steven Stokdyk, by telephone at (213) 891-7421 or by email at Steven.Stokdyk@lw.com with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Steven B. Stokdyk

of LATHAM & WATKINS LLP

CC:	Charles Harrington, Parsons Corporation

George Ball, Parsons Corporation

Michael Kolloway, Parsons Corporation

Cathy Birkeland, Latham & Watkins LLP

Stewart McDowell, Gibson, Dunn & Crutcher LLP

Peter Wardle, Gibson, Dunn & Crutcher LLP